Exhibit 99.4

Emera Reports 2025 Third Quarter Financial Results and Unveils $20 Billion Five-Year Capital Plan

HALIFAX, Nova Scotia – Today, November 7, 2025, Emera Inc. (“Emera”) (TSX/NYSE: EMA) reported financial results for the third quarter and year-to-date 2025 and released details about its 2026-2030 capital plan.

Highlights

•	Delivered 9% improvement in adjusted earnings per share[1] (“EPS”) for the third quarter of 2025, with $0.88 of adjusted EPS and $0.76 of reported EPS.

•	Introduced 5-year $20 billion capital plan and extended 7-8% rate base growth guidance through 2030 with approximately 80% directed towards investment in Florida.

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Completed the Peoples Gas rate case process, providing regulatory clarity through 2028. Nova Scotia Power reached a settlement agreement with customer representatives, and a consensus rate case was filed with the regulator in mid-September.

•	Deployed more than $2.6 billion in capital year-to-date and remain on track to fully execute our 2025 capital plan.

“Emera’s momentum continues with another strong quarter of adjusted EPS1 growth, principally driven by continued strong operational performance at Tampa Electric. We also saw significant progress on the regulatory front with the completion of the Peoples Gas rate case,” said Scott Balfour, President and CEO of Emera Inc. “We are extending our 7-8% rate base growth through 2030, supported by a $20 billion capital plan that focuses on enhancing customer reliability. This includes investments in grid modernization, gas infrastructure and technology updates that will support ongoing growth, with a specific focus on Florida.”

5-Year Capital and Funding Plan Overview

•	Five-year $20 billion capital and funding plan extends 7-8% rate base growth guidance through 2030.

•

Emera’s capital plan is primarily directed toward investments in Florida, with nearly 80% allocated to the region focused on strengthening and storm hardening systems and supporting continued growth, while continuing to deliver an 8-9% expected rate base growth for its Florida utilities.

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The majority of capital plan – more than 90% - is allocated to reliability and grid modernization projects; renewable asset integration (for greater reliability and more predictable customer costs); and technological innovation (including increased investments in cybersecurity and artificial intelligence).

•	55% of investments specifically focused on strengthening electric transmission, distribution, and gas infrastructure systems to support reliability and customer growth.

Q3 2025 Financial Results

Q3 2025 adjusted net income1 was $263 million, or $0.88 per common share, compared with $236 million, or $0.81 per common share, in Q3 2024. The increase was primarily due to increased earnings at Tampa Electric (“TEC”), partially offset by lower earnings at Nova Scotia Power (“NSPI”) and New Mexico Gas Company (“NMGC”) and higher corporate costs.

Q3 2025 reported net income was $228 million, or $0.76 per common share, compared with net income of $4 million, or $0.01 per common share, in Q3 2024, primarily driven by the $225 million in charges related to the pending sale of NMGC recognized in Q3 2024, and increased earnings at TEC. These were partially offset by $28 million increase in mark-to-market (“MTM”) losses, lower earnings at NSPI and NMGC, and higher corporate costs.

Year-to-date Financial Results

Year-to-date adjusted net income1 was $878 million or $2.94 per common share, compared with $603 million or $2.10 per common share year-to-date in 2024. Year-to-date adjusted net income increased $275 million primarily due to increased earnings at TEC, Emera Energy Services (“EES”), NSPI, and NMGC; and decreased corporate costs. These were partially offset by lower equity earnings resulting from last year’s sale of Emera’s interest in the Labrador Island Link (“LIL”).

Year-to-date reported net income was $946 million or $3.17 per common share, compared with net income of $340 million or $1.18 per common share, year-to-date in 2024. Year-to-date reported net income included a $140 million MTM gain, after-tax, compared to a $145 million MTM loss, after-tax in 2024, and $72 million in charges related to the pending sale of NMGC, after-tax. Year-to-date reported income for 2024 included a $107 million gain, after tax and transaction costs, on the sale of Emera’s equity interest in LIL in Q2 2024 and $225 million in charges related to the pending sale of NMGC in Q3 2024.

The translation impact of a weaker CAD on USD earnings increased adjusted net income by $1 million in Q3 2025 and $16 million year-to-date compared to the same periods in 2024.

In Q3 2025, the impact of a weaker CAD on US denominated earnings was more than offset by the realized and unrealized losses on FX hedges used to mitigate the translation risk of USD earnings, resulting in a $10 million decrease to net income attributable to common shareholders compared to the same period in 2024. Year-to-date 2025, the impact of a weaker CAD on US denominated earnings increased net income attributable to common shareholders by $52 million compared to the same period in 2024. Impacts of the changes in the translation of the CAD include the impacts of Corporate FX hedges used to mitigate translation risk of USD earnings in the Other segment.

(1)	See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended September 30		Nine months ended September 30
millions of Canadian dollars (except per share amounts)	2025	2024	2025	2024
Adjusted net income [1,2]
Florida Electric Utility	$302	$252	726	524
Canadian Electric Utilities	13	26	151	155
Gas Utilities and Infrastructure	32	38	200	180
Other Electric Utilities	16	10	28	27
Other [3]	(100)	(90)	(227)	(283)

Adjusted net income[1],2	$263	$236	878	603

Charges related to the pending sale of NMGC, after-tax [4,5]	-	(225)	(72)	(225)
Gain on sale of LIL, after-tax [6]	-	-	-	107
MTM (loss) gain, after-tax[7]	(35)	(7)	140	(145)

Net income attributable to common shareholders	$228	$4	946	340

EPS (basic)	$0.76	$0.01	3.17	1.18

Adjusted EPS (basic) [1,2]	$0.88	$0.81	2.94	2.10

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the charges related to the pending sale of NMGC, after-tax, gain on sale of LIL, after-tax, and the effect of after-tax MTM adjustments.

3 Lower earnings, quarter-over-quarter, primarily results from higher operating, maintenance and general expenses (“OM&G”), partially offset by higher income tax recovery. Higher earnings year-over-year due to higher contributions from EES, lower OM&G and higher income tax recovery, partially offset higher interest expense.

4 Represents (i) a $71 million non-cash impairment charge, after-tax, and $1 million in transaction costs, after-tax for the nine months ended September 30, 2025 and (ii) $206 million in non-cash goodwill and other impairment charges, after-tax and $19 million in transaction costs, after-tax for the three and nine months ended September 30, 2024.

5 Net of income tax recovery of nil for the three months ended September 30, 2025 (2024 - $20 million) and $5 million for the nine months ended September 30, 2025 (2024 - $20 million).

6 Net of income tax expense of $75 million for the nine months ended September 30, 2024.

7 Net of income tax recovery of $15 million for the three months ended September 30, 2025 (2024 – $4 million recovery) and $56 million income tax expense for the nine months ended September 30, 2025 (2024 – $60 million recovery).

Consolidated Financial Review

The following table highlights significant quarter-over-quarter and year-over-year changes in adjusted net income from 2024 to 2025:

For the millions of Canadian dollars	Three months ended September 30	Nine months ended September 30
Adjusted net income – 2024 [1,2]	$236	$603

Operating Unit Performance
Increased earnings at TEC due to higher revenue from new base rates and customer growth, partially offset by increased OM&G, depreciation expenses, interest and income tax expense. Year-over-year the increase was also due to the impact of favourable weather and the impact of a weaker CAD	50	202
Decreased income from equity investments due to the sale of equity interest in LIL in Q2 2024	-	(28)
Increased earnings at EES year-over-year due to favourable weather and resulting market conditions in Q1 2025 (higher natural gas prices and increased volatility)	(1)	33
Increased earnings year-over-year at NMGC due to higher revenue from new base rates and the impact of a weaker CAD	(4)	22
Decreased earnings quarter-over-quarter at NSPI due to increased OM&G and higher depreciation expense. Increased earnings year-over-year due to investment tax credits related to clean technology investments and increased sales volumes driven by favourable weather, partially offset by higher OM&G and higher depreciation expense	(11)	30
Corporate
Increased income tax recovery due to decreased deferred income tax asset valuation allowance and increased loss before provision for income taxes	11	18
Increased interest expense primarily due to increased total debt, partially offset by lower interest rates	(3)	(10)
Increased OM&G quarter-over-quarter and decreased year-over-year primarily due to timing of the recognition on long term compensation expense and related hedges	(16)	8
Other Variances	1	-
Adjusted net income – 2025 [1,2]	$263	$878

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest GAAP measure.

2 Excludes the charges related to the pending sale of NMGC, after-tax, gain on sale of LIL, after-tax, and the effect of after-tax MTM adjustments.

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of Emera’s Q3 2025 MD&A, which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward-Looking Information

This news release contains forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking information”), including without limitation, statements about the Company’s expectations regarding future growth, including the extension of its 7% to 8% rate base growth guidance through 2030, the nature and timing of its $20 billion capital and funding plan and its expectations that 80% of the capital plan will be invested in Florida, its expectations for 8% to 9% rate base growth for its Florida utilities, its plans to allocate more than 90% of its capital investments to reliability, grid modernization, renewable asset integration and technological innovation, and its intention to focus 55% of capital investments on strengthening transmission, distribution and gas infrastructure systems to support reliability and customer growth. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from those expressed or implied by such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. The forward-looking information in this news release is made only as of the date of thereof, and Emera disclaims any intention or obligation to update or revise any forward-looking information.

Teleconference Call

The company will be hosting a teleconference today, Friday, November 7, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q3 2025 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-800-717-1738. International parties are invited to participate by dialing 1-289-514-5100. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera (TSX/NYSE: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.6 million customers in Canada, the United States and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange and its common shares are listed and trade on the New York Stock Exchange. Additional information can be accessed at www.emera.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions 902-233-2674

dave.bezanson@emera.com

Media

media@emera.com